January 4, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attention: John Cash,
Accounting Branch Chief

Re:	SulphCo, Inc.
Form 10-KSB for the year ended December 31, 2005
Form 10-Q for the period ended September 30, 2006
S.E.C. File No. 1-32636

Dear Mr. Cash:

We have reviewed your letter of December 5, 2006, to SulphCo, Inc. (“SulphCo” or the “Company”) relating to the above referenced reports.

Following are our responses to the Staff’s comments which relate to these reports. The paragraph numbers below correspond to the paragraph numbers in the Staff’s comment letter.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

1.	Note 1 Restatement of Construction to Research and Development, page 4

Why the company initially determined that UAE costs should be capitalized in Q1  and Q2 of 2006; Why management now believes that these costs should be  expensed as R&D:

Considerable judgment is required to identify the point in the progress of a research and development project at which a new product or process is “defined” or is determined to be beyond the development stage and thus not subject to expense under the Statement of Financial Accounting Standards (“FAS”) No. 2. Management, in the exercise of its judgment, determined in both the first and second quarter of 2006, that the construction and purchase of equipment being installed in Fujairah, UAE, and the building to house it, were beyond the development stage and thus not subject to expense under FAS No. 2. This determination was based on management’s judgment in view of a number of factors, including the completion of the design for a production unit, the state of completion of the construction of a production unit, and the results of testing of the key components of the production unit. However, in view of our auditor’s concerns expressed after the end of the third quarter regarding the uncertainty of a completion date for the facility, discussed below, we determined that it was an appropriate exercise of judgment to classify expenses as development costs in the third quarter rather than to continue capitalization, based on the absence of a commercial history for this type of facility. As, in management’s opinion, there had been no change in circumstances relating to the reclassification since December 31, 2005, management believes it is also appropriate to restate these classifications in the first two quarters of 2006.

Corporate Headquarters: 850 Spice Islands Drive, Sparks, NV USA 89431
Tel: +1 (775) 829-1310 Fax: +1 (775) 829-1351 www.sulphco.com

U.S. Securities and Exchange Commission
Division of Corporation Finance

Costs previously capitalized as property, plant and equipment were for six 30,000 barrel per day Sonocracking machines and the oil and water separators that will operate with them. The six machines are nearly completed and installed in the facility in Fujairah, UAE. By the end of the second quarter of 2006 they were being shipped. Each machine is more expensive than the one sold to OIL-SC primarily because it was only a 2,000 barrel per day unit. The costs for the first two quarters included only contracts to third parties for equipment construction and overseeing construction of both the equipment and the building to house it, and acquisition of certain components.

Through June 30, 2006, the cost breakdown was as follows:

Contracts for machines (includes transport)	$14,997,220
Contracts for overseeing construction	802,782
Components acquired separately	81,053
$15,881,055

As previously determined there were no costs for research and development included in the equipment costs. Now we have, of course, determined them all to be research and development. There are no alternative uses for the equipment.

Reasons of auditor to begin expensing in the third quarter:

The interim financial statements for March 31, 2006 and June 30, 2006 were reviewed by our auditors in accordance with SAS 71 and Regulation S-X. The auditors determined that these costs could be capitalized in each of these two quarters based primarily upon their belief that the equipment contracted to be built was not substantially different than a pilot plant established in South Korea with Oil-SC Ltd. except for its size, and that completion of the Fujairah facility was imminent. However, in connection with the auditor’s review of our financial statements for the quarter ended September 30, 2006, the auditor determined that costs related to the Fujairah facility should be expensed as development costs rather than being capitalized. This determination was based upon a number of factors, principally: continuing delays in the estimated date for the startup of the Fujairah facility, the uncertainty over the date when the facility would commence commercial operations, the absence of any revenue-producing history of this equipment, the absence of any commercial operating history of the equipment, and the manufacturing success rate of a key equipment component (ultrasonic probe) of less than 50% which resulted in continuing charges to research and development related to the unsuccessful components.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Item 4 - Disclosure Controls and Procedures, Page 19

2.
The Company’s decision to restate had no impact on the conclusions of our chief executive officer and chief financial officer regarding the effectiveness of our disclosure controls and procedures. Our original decision regarding capitalization and our subsequent decision to restate was the result of applying more conservative judgment as to when our product was beyond the development stage; we do not believe that any different set of disclosure controls or procedures would have impacted our original decision or eliminated our decision to restate. We are, however, amending this Item to more clearly reflect the impact of the stated exception on the effectiveness of our disclosure controls and procedures.

3.
We will amend our Form 10-Q for the period ended September 30, 2006, to  clearly state that there were changes in internal controls over financial reporting  that have materially affected, or are reasonably likely to materially affect, our  internal controls over financial reporting.

*  *  *

In accordance with your request, we acknowledge the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please contact me directly.

Very truly yours,

SULPHCO, INC.

By: /s/Loren J. Kalmen
       Loren J. Kalmen,
       Chief Financial Officer